UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 7)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CURON MEDICAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

231292 10 3

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 231292 10 3 Page 2 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET Enterprise Associates III, L.P.[1]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 626,659
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 626,659
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
626,659
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
5.78%
(12) Type Of Reporting Person
PN

*SEE INSTRUCTION BEFORE FILLING OUT!

1 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk and Robert F. Kuhling, Jr.

Page 2 of 13 pages

CUSIP No. 231292 10 3 Page 3 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
OEA III Management, L.L.C.[2]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
California
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 626,659
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 626,659
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
626,659
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
5.78%
(12) Type Of Reporting Person
OO
*SEE INSTRUCTION BEFORE FILLING OUT!

2 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk and Robert F. Kuhling, Jr.

Page 3 of 13 pages

CUSIP No. 231292 10 3 Page 4 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET IV, L.P.[3]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 121,287
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 121,287
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
121,287
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
1.12%
(12) Type Of Reporting Person
PN
*SEE INSTRUCTION BEFORE FILLING OUT!

3 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason and F. Leslie Bottorff.

Page 4 of 13 pages

CUSIP No. 231292 10 3 Page 5 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET IV Entrepreneurs, L.P.[4]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 3,712
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 3,712
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
3,712
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
0.03%
(12) Type Of Reporting Person
PN
*SEE INSTRUCTION BEFORE FILLING OUT!

4 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason and F. Leslie Bottorff.

Page 5 of 13 pages

CUSIP No. 231292 10 3 Page 6 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET IV Management, L.L.C.[5]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
Delaware
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 124,999
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 124,999
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
124,999
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
1.15%
(12) Type Of Reporting Person
OO
*SEE INSTRUCTION BEFORE FILLING OUT!

5 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason and F. Leslie Bottorff.

Page 6 of 13 pages

CUSIP No. 231292 10 3 Page 7 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
ONSET Venture Services Corporation[6]
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
California
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power -0-
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
-0-
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
0%
(12) Type Of Reporting Person
CO
*SEE INSTRUCTION BEFORE FILLING OUT!

6 Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk and Robert F. Kuhling, Jr.

Page 7 of 13 pages

CUSIP No. 231292 10 3 Page 8 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
Robert F. Kuhling, Jr.
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
United States
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 751,658
Person With
(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 751,658
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
751,658
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
6.94%
(12) Type Of Reporting Person
IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 8 of 13 pages

CUSIP No. 231292 10 3 Page 9 of 13 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons
Terry L. Opdendyk
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Citizenship or Place of Organization
United States
Number Of Shares (5) Sole Voting Power -0-
Beneficially Owned
By Each Reporting (6) Shared Voting Power 751,658
Person With
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 751,658
(9) Aggregate Amount Beneficially Owned By Each Reporting Person
751,658
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*

(11) Percent Of Class Represented By Amount In Row (9)
6.94%
(12) Type Of Reporting Person
IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 9 of 13 pages

Item 1.

(a)

Name of Issuer:  Curon Medical, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

46117 Landing Parkway

Fremont, California  94538

United States of America

Item 2.

(a)

Name of Person Filing:

ONSET Enterprise Associates III, L.P. (“OEAIII”)

OEA III Management, L.L.C. (“OEAIIIM”)

ONSET IV, L.P. (“ONSETIV”)

ONSET IV Entrepreneurs, L.P. (“ONSETIVE”)

ONSET IV Management, L.L.C. (“ONSETIVM”)

ONSET Venture Services Corporation (“OVSC”)

Robert F. Kuhling, Jr. (“RFK”)

Terry L. Opdendyk (“TLO”)

(b)

Address of Principal Business Office:

2400 Sand Hill Road, Suite 150

Menlo Park, California  94025

 (c)

Citizenship/Place of Organization:

Entities:

OEAIII

-

Delaware

OEAIIIM

-

California

ONSETIV

-

Delaware

ONSETIVE

-

Delaware

ONSETIVM

-

Delaware

OVSC

-

California

Individuals:

RFK

-

United States

TLO

-

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  231292 10 3

Item 3.

Not applicable.

Page 10 of 13 pages

Item 4

Ownership.

		OEAIII	OEAIIIM	ONSETIV	ONSETIVE	ONSETIVM	OVSC	RFK	TLO
(a)	Beneficial Ownership	626,659	626,659	121,287	3,712	124,999	-0-	751,658	751,658
(b)	Percentage of Class	5.78%	5.78%	1.12%	0.03%	1.15%	0%	6.94%	6.94%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	626,659	626,659	121,287	3,712	124,999	-0-	751,658	751,658
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	626,659	626,659	121,287	3,712	124,999	-0-	751,658	751,658

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of each of OEAIII, ONSETIV, and ONSETIVE and the limited liability company agreements of each of OEAIIIM and ONSETIVM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 pages

Date:

February 5, 2008

ONSET Enterprise Associates III, L.P.

ONSET IV, L.P.

By:

OEA III Management, L.L.C.

By:

ONSET IV Management, L.L.C.

Its general partner

Its general partner

By:     /s/ Terry L. Opdendyk

By:     /s/ Terry L. Opdendyk

Managing Director

Managing Director

OEA III Management, L.L.C.

ONSET IV Entrepreneurs, L.P.

By:

ONSET IV Management, L.L.C.

Its general partner

By:     /s/ Terry L. Opdendyk

By:     /s/ Terry L. Opdendyk

Managing Director

Managing Director

ONSET Venture Services Corporation

ONSET IV Management, L.L.C.

By:     /s/ Robert F. Kuhling, Jr.

By:     /s/ Terry L. Opdendyk

President

Managing Director

          /s/ Robert F. Kuhling, Jr.

Robert F. Kuhling, Jr

          /s/ Terry L. Opdendyk

Terry L. Opdendyk

EXHIBITS

A:

Joint Filing Statement

Page 12 of 13 pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 5, 2008

ONSET Enterprise Associates III, L.P.

ONSET IV, L.P.

By:

OEA III Management, L.L.C.

By:

ONSET IV Management, L.L.C.

Its general partner

Its general partner

By:     /s/ Terry L. Opdendyk

By:     /s/ Terry L. Opdendyk

Managing Director

Managing Director

OEA III Management, L.L.C.

ONSET IV Entrepreneurs, L.P.

By:

ONSET IV Management, L.L.C.

Its general partner

By:     /s/ Terry L. Opdendyk

Managing Director

By:     /s/ Terry L. Opdendyk

Managing Director

ONSET Venture Services Corporation

ONSET IV Management, L.L.C.

By:     /s/ Robert F. Kuhling, Jr.

By:     /s/ Terry L. Opdendyk

President

Managing Director

          /s/ Robert F. Kuhling, Jr.

Robert F. Kuhling, Jr.

          /s/ Terry L. Opdendyk

Terry L. Opdendyk

Page 13 of 13 pages